"For the information of the local market, please find following notification of major interests in shares filed by BHP Billiton Plc with the London Stock Exchange."

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.
1.	Name of company BHP BILLITON PLC			2.	Name of shareholder having a major interest BARCLAYS PLC
3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 NOTIFICATION BY SHAREHOLDER NAMED IN 2. ABOVE, RELATING TO HOLDINGS THROUGH THE LEGAL ENTITIES LISTED ON THE ANNEXED SCHEDULE			4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them SEE ANNEXED SCHEDULE
5.	Number of shares/amount of stock acquired 74,377,139	6.	Percentage of issued class 3.01% (see NOTE 14)	7.	Number of shares/amount of stock disposed	8.	Percentage of issued class

9.	Class of security ORDINARY US$0.50		10.		Date of transaction 23 DECEMBER 2002	11.	Date company informed 30 DECEMBER 2002
12.	Total holding following this notification 74,377,139			13.	Total percentage holding of issued class following this notification 3.01%

14.	Any additional information ANNOUNCEMENT TRIGGERED BY BARCLAYS PLC ATTAINING A NOTIFIABLE INTEREST			15.	Name of contact and telephone number for queries INES WATSON +44 (0)20 7747 3976
16.	Name and signature of authorised company official responsible for making this notification Ines WATSON
Date of notification 30 DECEMBER 2002

Company Announcements Office, Old Broad Street, London EC2N 1HP

Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

LEGAL ENTITY REPORT

BHP BILLITON PLC	SEDOL : 0056650

As at 23 December 2002 Barclays PLC. through the legal entities listed below, had a notifiable interest in 74,377,139 ORD USD0.50 representing 3.01% of the issued share capital of 2,468,147,002 units

Legal Entity	Holding	Percentage Held

Woolwich Life Ltd	615,812	0.025
Barclays Private Bank Ltd	8,458	0.0003
Barclays Global Fund Advisors	642,093	0.026
Barclays Life Assurance Co Ltd	4,743,911	0.1922
Barclays Capital Securities Ltd	748,408	0.0303
Barclays Bank Trust Company Ltd	736	0.0001
Barclays Global Investors Australia	727,014	0.0295
Barclays Global Investors Ltd	39,987,099	1.6201
Barclays Global Invetors Japan Trus	2,528,436	0.1024
Barclays Nikko Global Invetsors Ltd	867,755	0.0352
Barclays Global Investors, N.A.	23,400,374	0.9481
Barclays Global Investors Japan Inv	107,043	0.0043

Group Holding	74,377,139	3.0135

REGISTERED HOLDERS REPORT

BHP BILLITON PLC	SEDOL: 0056650

As at 23 December 2002 Barclays PLC, through the registered holders listed below, had a notifiable interest in 74,377,139 ORD USD0.50 representing 3.01% of the issued share capital of 2,468,147,002 units.

Registered Holder	Account Designation	Holding

ALMIXFTTL-18408-CHASE MANHATTA	ALMIXFTT	362,273
ASUKEXTTL-20947-CHASE MANHATTA	ASUKEXTT	10,887,428
Bank of Ireland	BNX009IE	644,820
BARCLAYS CAPITAL NOMINEES LIMI		748,408
Barclays Global Investors Japa	BTS026IE	32,705
Barclays Trust Co & Others		736
BLEEQTTTL-17011-CHASE MANHATTA	BLEEQTTT	38,896
BLENTFUKQ-16344-CHASE MANHATTA	BLENTFUK	212,258
BLENTPUKQ-16345-CHASE MANHATTA	BLENTPUK	397,308
BLEQFDUKQ-16331-CHASE MANHATTA	BLEQFDUK	781,832
BLEQPTUEA-16341-CHASE MANHATTA	BLEQPTUE	718,787
BLEQPTUKQ-16341-CHASE MANHATTA	BLEQPTUK	2,206,630
BLINTNUKQ-Z1AJ-dummy	BLINTNUK	130,168
BLINTPUKQ-16342-CHASE MANHATTA	BLINTPUK	258,032
BLUKINTTL-16400-CHASE MANHATTA	BLUKINTT	27,737,049
BOSTON SAFE DEPOSIT AND TRUST	591668	572,541
CHASE MANHATTAN BANK	500227	10,115,330
CHASE MANHATTAN BANK	502872	3,657,658
CHASE MANHATTAN BANK	508068	1,083,614
CHASE MANHATTAN BANK	527191	2,943,690
CHASE MANHATTAN BANK	536747	555,945
CHASE MANHATTAN BANK	552942	466,720
CHASE MANHATTAN BANK	569565	34,301
Chase Manhattan Bank	579523	18,111
Chase Manhattan Bank	585439	26,631
Chase Manhattan Bank	586528	33,445

Registered Holder	Account Designation	Holding

CHATRKTTL-16376-CHASE MANHATTA	CHATRKTT	1,000,349
INVESTORS BANK AND TRUST CO.	428169	193,249
INVESTORS BANK AND TRUST CO.	519891	10,837
INVESTORS BANK AND TRUST CO.	519909	44,433
INVESTORS BANK AND TRUST CO.	519917	7,452
INVESTORS BANK AND TRUST CO.	519925	4,344
INVESTORS BANK AND TRUST CO.	555879	40,056
INVESTORS BANK AND TRUST CO.	573039	277,928
INVESTORS BANK AND TRUST CO.	583293	1,001,081
INVESTORS BANK AND TRUST CO.	588888	17,407
INVESTORS BANK AND TRUST CO.	590421	47,974
INVESTORS BANK AND TRUST CO.	592252	30,597
INVESTORS BANK AND TRUST CO.	911140	63,794
JPMORGAN CHASE BANK	540186	188,035
JPMORGAN CHASE BANK	555465	538,979
JPMorgan Chase Bank	BTC034IE	31,939
JPMorgan Chase Bank	BTC045IE	243,244
JPMorgan Chase Bank	BTGF01IE	198,199
JPMorgan Chase Bank	BTGF04IE	247,746
JPMorgan Chase Bank	BTGF05IE	250,448
JPMorgan Chase Bank	BTGF06IE	88,693
JPMorgan Chase Bank	BTGF07IE	52,489
JPMorgan Chase Bank	BTK001IE	260,406
JPMorgan Chase Bank	BTS004IE	260,897
JPMorgan Chase Bank	BTS005IE	23,564
JPMorgan Chase Bank	BTS006IE	8,559
JPMorgan Chase Bank	BTS009IE	12,764
JPMorgan Chase Bank	BTS011IE	36,713
JPMorgan Chase Bank	BTS018IE	11,585
JPMorgan Chase Bank	BTS019IE	22,298
JPMorgan Chase Bank	BTS022IE	16,526
JPMorgan Chase Bank	BTS024IE	20,857
JPMorgan Chase Bank	BTS028IE	708,804
Mitsubishi Trust International	BNN018IE	12,209
Mitsubishi Trust International	BNN024IE	11,774
Mitsubishi Trust International	BNN033IE	17,300
Mitsubishi Trust International	BNN046IE	28,463
NORTHERN TRUST BANK - BGI SEPA	581610	200,171
NORTHERN TRUST BANK - BGI SEPA	584069	123,956
Nutraco Nominees Limited	0	615,812
State Street	BNN005IE	1,710
State Street	BNN032IE	21,168
State Street	BNX012IE	52,022
State Street	BNX019IE	107,043
State Street	BNX021IE	1,307
STATE STREET BANK AND TRUST	713101	2,379,510
Sumitomo TB	BNN029IE	17,694
Sumitomo TB	BNN031IE	11,365
Sumitomo TB	BNN036IE	13,327
Sumitomo TB	BNN044IE	5,735
Sumitomo TB	BNN052IE	28,861
UBS Limited	583996	91,692
ZEBAN NOMINEES LIMITED		8,458

	Total	74,377,139

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: 1-3 Strand London WC2N 5HA United Kingdom Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

The BHP Billiton Group is headquartered in Australia